Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

S. Halle Vakani

hvakani@wyrick.com

June 20, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Craig Wilson, Sr. Asst. Chief Accountant Amanda Kim, Staff Accountant Gabriel Eckstein, Staff Attorney Evan Jacobson, Staff Attorney

Re:	Blackbaud, Inc. Form 10-K for the fiscal year ended December 31, 2012 Filed February 27, 2013 File No. 000-50600

Ladies and Gentlemen:

We write this letter on behalf of our client Blackbaud, Inc. in connection with the comments of the Staff of the United States Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated June 18, 2013. In conversations on June 19 and 20, 2013 between the undersigned and Mr. Gabriel Eckstein of the Staff, we requested on behalf of Blackbaud an extension to the deadline for responding to the Staff’s letter to, in part, accommodate scheduling conflicts of certain key individuals at Blackbaud. The Staff granted Blackbaud an extension to respond to its letter to July 19, 2013. This correspondence memorializes that extension.

If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ S. Halle Vakani
S. Halle Vakani

cc:	Jon W. Olson, Vice President, General Counsel, Blackbaud, Inc.